California Kebab PB Restaurant, LLC D/B/A Amplified Ale Works

Financial Statements

December 31, 2018 and 2017

Keiter
Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

CALIFORNIA KEBAB PB RESTAURANT, LLC
D/B/A AMPLIFIED ALE WORKS

Table of Contents

	Page
Report of Independent Accountants	1
Financial Statements:	
Balance Sheets	2
Statements of Operations and Members' Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
California Kebab PB Restaurant, LLC
D/B/A Amplified Ale Works
San Diego, California

We have reviewed the accompanying financial statements of California Kebab PB Restaurant, LLC D/B/A Amplified Ale Works (the "Company"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statements of operations and members' equity, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

January 8, 2020
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

CALIFORNIA KEBAB PB RESTAURANT, LLC
D/B/A AMPLIFIED ALE WORKS

Balance Sheets
December 31, 2018 and 2017

Assets	2018	2017
Current assets:		
Cash	$ 129,654	$ 81,130
Accounts receivable - net	7,541	16,817
Inventory	148,211	144,390
Total current assets	285,406	242,337
Deposits	91,887	25,356
Property and equipment - net	414,200	266,237
	$ 791,493	$ 533,930

Liabilities and Members' Equity	2018	2017
Current liabilities:		
Accounts payable	$ 1,255	$ 20,731
Accrued expenses	173,808	83,032
Line of credit	46,370	-
Notes payable - current portion	49,619	26,653
Total current liabilities	271,052	130,416
Long-term liabilities:		
Advances - related party	100,000	-
Notes payable - net of current portion	361,984	102,502
Total long-term liabilities	461,984	102,502
Total liabilities	733,036	232,918
Members' equity	58,457	301,012
	$ 791,493	$ 533,930

See report of independent accountants and accompanying notes to financial statements.

CALIFORNIA KEBAB PB RESTAURANT, LLC
D/B/A AMPLIFIED ALE WORKS

Statements of Operations and Members' Equity
Years Ended December 31, 2018 and 2017

	2018	2017
Sales - net	$ 2,904,698	$ 2,408,656
Cost of sales	993,845	785,040
Gross profit	1,910,853	1,623,616
Operating expenses:		
Personnel expenses	1,373,580	1,027,950
Selling, general, and administrative expenses	308,764	268,457
Facility expenses	375,168	274,141
Depreciation	62,966	31,864
Total operating expenses	2,120,478	1,602,412
Operating (loss) income	(209,625)	21,204
Other (income) expense:		
Interest expense	25,065	12,159
Other income	(6,916)	-
Other expense	2,304	369
Loss on sale of asset	348	-
Total other expenses - net	20,801	12,528
Net (loss) income	(230,426)	8,676
Members' equity, beginning of year	301,012	286,246
Members' contributions	-	6,090
Members' distributions	(12,129)	-
Members' equity, end of year	$ 58,457	$ 301,012

See report of independent accountants and accompanying notes to financial statements.

CALIFORNIA KEBAB PB RESTAURANT, LLC
D/B/A AMPLIFIED ALE WORKS

Statements of Cash Flows
Years Ended December 31, 2018 and 2017

	2018	2017
Cash flows from operating activities:		
Net loss	$ (230,426)	$ 8,676
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	92,516	60,000
Loss on sale of property and equipment	348	-
Change in operating assets and liabilities:		
Accounts receivable - net	9,276	(13,429)
Inventory	(3,821)	(53,940)
Deposits	(66,531)	(15,255)
Accounts payable	(19,476)	20,731
Accrued expenses	90,776	42,375
Net cash (used in) provided by operating activities	(127,338)	49,158
Cash flows from investing activities:		
Purchase of property and equipment	(249,161)	(107,530)
Proceeds from disposal of property and equipment	8,334	-
Net cash used in investing activities	(240,827)	(107,530)
Cash flows from financing activities:		
Proceeds from line of credit - net	46,370	-
Proceeds from advances - related party	100,000	-
Proceeds from notes payable - net	282,448	64,152
Contributions from members	-	6,090
Distributions to members	(12,129)	-
Net cash provided by financing activities	416,689	70,242
Net change in cash	48,524	11,870
Cash, beginning of year	81,130	69,260
Cash, end of year	$ 129,654	$ 81,130
Supplemental disclosure of cash flow information		
Cash paid for interest	$ 25,065	$ 12,159

See report of independent accountants and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: California Kebab PB Restaurant, LLC D/B/A Amplified Ale Works (the "Company"), was founded in 2009 and is based out of San Diego, California. The Company operates a brewery along with various restaurants and beer gardens.

Management's Plans: The Company's strategic plan is to continue to expand is physical footprint opening new locations and increasing its brewery production to support distribution outside of its restaurants and beer gardens. The Company is confident that its strategic plan along with funds raised from its crowdfunding campaign will enable the Company to continue as a going concern for a reasonable period of time.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risks: Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable. Receivables consist of trade accounts receivables, resulting from transactions with customers in the ordinary operations of the business.

At December 31, 2017, one customer accounted for 13% of accounts receivable. There were no accounts receivable concentrations at December 31, 2018.

Accounts Receivable: Accounts receivable is stated at the amount the Company expects to collect from balances outstanding at year-end. The Company uses the allowance method under generally accepted accounting principles for recording bad debts. As of December 31, 2018 and 2017, management deemed an allowance of $6,500 for uncollectable accounts to be necessary.

Inventory: Inventory consists of food ingredients, beer and the associated materials that go into producing it, as well as various merchandise items. Inventory is valued at the lower of cost or market on the first-in, first-out basis. The Company evaluates inventory levels and expected usage on a periodic basis and records a valuation allowance as considered necessary. No valuation allowance was considered necessary at December 31, 2018 and 2017.

1. Summary of Significant Accounting Policies, Continued:

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using the straight-line and various accelerated depreciation methods based upon the estimated useful lives of related assets, which is five to seven years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Revenue Recognition: Revenues from product sales are recognized when title and risk of loss pass to the customer, which is generally upon purchase for items sold in the Company's brewery, restaurants, and beer gardens and upon shipment for items sold outside of these locations.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $20,178 for 2018 and $37,225 for 2017.

Income Taxes and Uncertainties: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income or loss on their income tax returns. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

Management has evaluated the Company's income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2018 or 2017. The Company is not currently under audit by any tax jurisdiction.

Recent Accounting Pronouncements:

Revenue: The FASB issued new guidance over revenue recognition which eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The new standard will be effective for periods beginning after December 15, 2018, and will permit the use of either the retrospective reporting for previous periods or the cumulative effect transition method. The Company is currently evaluating the reporting and economic implications of the new standard.

1. Summary of Significant Accounting Policies, Continued:

Recent Accounting Pronouncements, Continued:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2020, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through January 8, 2020, the date the financial statements were available for issuance, and has determined that no additional disclosures are necessary.

2. Inventory:

Inventory consisted of the following at December31, 2018 and 2017:

	2018	2017
Finished goods	$ 142,211	$ 139,390
Raw materials	6,000	5,000
	$ 148,211	$ 144,390

3. Property and Equipment:

Property and equipment consisted of the following at December 31:

		2018		2017
Leasehold improvements	$	388,221	$	271,348
Furniture and equipment		488,460		364,956
Vehicles		46,196		46,197
		922,877		682,501
Less - accumulated depreciation		508,677		416,264
	$	414,200	$	266,237

Depreciation expense was $92,516 for 2018, of which $29,550 is included in cost of sales. Depreciation expense was $60,000 for 2017, of which $28,136 is included in cost of sales.

4. Line of Credit:

The Company has a line of credit outstanding with a financial institution during 2018 with a total borrowing base of $50,000. The line bore interest at a rate of 7.9% at December 31, 2018. The line is open for advances until the original $50,000 draw has been paid in full and had an outstanding balance of $46,370 at December 31, 2018.

5. Advances – Related Party:

During 2018, a member of the Company advanced funds to the Company to help fund working capital obligations. The advance bears interest at 8% per annum. The original maturity date on the advances was June 2019. The advances have been extended and payments are due on the outstanding balance upon the Company having sufficient cash flow to make payments. No payments have been made as of the date of this report and are not expected to be made during 2019. The outstanding balance was $100,000 at December 31, 2018. The advances are secured by certain assets of the Company.

6. Notes Payable:

The Company has various promissory notes outstanding with financial institutions for the total principal amount of $455,177 and 146,602 for 2018 and 2017, respectively. The notes bear interest ranging from at 3.99% to 7.5% per annum with principal and accrued interest payable monthly. The principal balance is to be paid in full on or before the notes mature on dates ranging from October 2020 to December 2028. The balance of the notes was $411,603 at December 31, 2018 and $129,155 at December 31, 2017. Certain notes are secured by substantially all assets of the Company. Other notes are secured by vehicles.

6. Notes Payable, Continued:

The principal payment requirements on existing debt at December 31, 2018 are as follows:

Year		Amount
2019	$	49,619
2020		49,699
2021		51,164
2022		47,634
2023		29,051
Thereafter		184,436
	$	411,603

7. Operating Leases:

The Company leases its brewery, restaurants and beer garden locations under various non-cancelable operating lease agreements with expiration dates ranging from 2019 through 2024. Certain lease agreements called for rent escalations and for the Company to pay various common area maintenance charges. The Company determined the straight-line rent effects to be immaterial as a whole to the financial statements. The total rent expense related to these locations was $351,289 for 2018 and $206,054 for 2017. Certain leases called for the Company to pay deposits which are included in deposits on the accompanying balance sheets.

Minimum future payments under non-cancellable operating leases at December 31, 2018 are as follows:

Year		Amount
2019	$	366,994
2020		246,061
2021		246,061
2022		181,717
2023		149,545
Thereafter		74,772
	$	1,265,150